SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

OIL STATES INTERNATIONAL, INC.

(Name of Subject Company and Filing Persons (Issuer))

2  3/8% Contingent Convertible Senior Notes due 2025

(Title of Class of Securities)

678026AB1 and 678026AA3

(CUSIP Numbers of Class of Securities)

Bradley J. Dodson

Senior Vice President, Chief Financial Officer and Treasurer

Three Allen Center

333 Clay Street, Suite 4620

Houston, Texas 77002

(713) 652-0582

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:

Matthew R. Pacey

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002-6760

(713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation (*)	Amount of Filing Fee**
$174,990,000	$20,054

*

Calculated solely for purposes of determining the filing fee. The purchase price of the 2 3/8% Contingent Convertible Senior Notes due 2025 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the Repurchase Date. As of May 16, 2012, there was $174,990,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $174,990,000.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTORY STATEMENT

Pursuant to the terms of and subject to the conditions set forth in the Indenture dated as of June 21, 2005 (the “Indenture”) between Oil States International, Inc. (the “Company”) and Wells Fargo Bank, National Association., as trustee (the “Trustee”), relating to the Company’s 2 3/8% Contingent Convertible Senior Notes due 2025 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (each, a “Holder”) of the Notes to sell and the obligation of the Company to repurchase the Notes, as set forth in the Company Notice to Holders of the Notes, dated May 17, 2012 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option Documents”).

This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

The Company is the issuer of the Notes and is obligated to purchase all of the Notes if properly tendered by the holders under the terms and subject to the conditions set forth in the Indenture and the Option Documents. The Company maintains its principal executive offices at Three Allen Center, 333 Clay Street, Suite 4620, Houston, Texas 77002, and the telephone number there is (713) 652-0582. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option Documents is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

(a) Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company believes that its financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being offered to holders of Notes consists solely of cash, (ii) the offer is not subject to any financing conditions, (iii) the offer applies to all outstanding Notes and (iv) the Company is a public reporting company that files reports electronically on EDGAR.

(b) Not applicable.

Item 11. Additional Information.

(a) Not applicable.

(b) Not applicable.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)	Company Notice to Holders of 2 3/8% Contingent Convertible Senior Notes due 2025, dated May 17, 2012.

(a)(5)	Press release issued on May 17, 2012.

(b)	Not applicable.

(d)	Indenture dated as of June 21, 2005 by and between Oil States International, Inc. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.5 to Oil States’ Current Report on Form 8-K as filed with the Commission on June 23, 2005 (File No. 001-16337)).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2012	Oil States International, Inc.

	By:	/s/ Bradley J. Dodson
	Name:	Bradley J. Dodson
	Title:	Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Company Notice to Holders of 2 3/8% Contingent Convertible Senior Notes due 2025, dated May 17, 2012.

(a)(5)	Press release issued on May 17, 2012.

(b)	Not applicable.

(d)	Indenture dated as of June 21, 2005 by and between Oil States International, Inc. and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.5 to Oil States’ Current Report on Form 8-K as filed with the Commission on June 23, 2005 (File No. 001-16337)).

(g)	Not applicable.

(h)	Not applicable.